ANNEX A

TOMTOM®

TomTom to Open New Research and Development Office in Eindhoven

Office Emphasizes TomTom's Commitment to Automotive Market and Technology Innovation

Amsterdam, 26 March 2007 - TomTom, the world's largest navigation solutions provider, today announces it will open a new office in Eindhoven (The Netherlands). The company is accelerating the build-up of its automotive expertise and research and development (R&D) capabilities.

The new office will allow for significant expansion of the existing TomTom R&D teams as TomTom plans to recruit 200 engineers. The focus will be on Java and C++ developers, as well as managers with experience in the automotive industry.

TomTom also intends to acquire a dedicated and experienced automotive team to service car manufacturers and OEMs. The Eindhoven centre will be an addition to TomTom's existing R&D teams.

"Technological innovation is at the core of everything TomTom does. As Eindhoven is the centre of one of Europe's largest pools of talent for engineers and software developers, opening an office in this area is a logical step for us," said Harry van de Kraats, Director Human Resources & Organisation at TomTom. "We look forward to offering bright individuals the chance to join the TomTom team and help us bring the industry's leading navigation products and services to consumers and car manufacturers worldwide."

For more information please contact:

Investor Relations and Financial Press

Taco Titulaer

Investor.relations@tomtom.com

+ 31 (0) 20 850 1170

About TomTom

TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS, is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 20 countries online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in the Netherlands. For more information, go to www.tomtom.com.

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Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise

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